                                             LEBOEUF, LAMB, GREENE & MACRAE
                                                        L.L.P.
                          A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
NEW YORK                                                                                                         LONDON
WASHINGTON, D.C.                              A MULTINATIONAL PARTNERSHIP                               (A LONDON-BASED
ALBANY                                               1 MINSTER COURT                          MULTINATIONAL PARTNERSHIP
BOSTON                                                                                                            PARIS
HARRISBURG                                            MINCING LANE                                             BRUSSELS
HARTFORD                                                                                                   JOHANNESBURG
HOUSTON                                        LONDON, EC3R 7YL, ENGLAND                                     (PTY) LTD.
JACKSONVILLE                                      011 44 20 7459 5000                                            MOSCOW
LOS ANGELES                                 FACSIMILE: 011 44 20 7459 5099                                       RIYADH
NEWARK                                                                                              (AFFILIATED OFFICE)
PITTSBURGH                                                                                                      BISHKEK
SALT LAKE CITY                                                                                                   ALMATY
SAN FRANCISCO                                                                                                   BEIJING

                                 January 28, 2005

VIA FASCIMILE AND EDGAR
---------------------------------

Mr. Jeffrey P. Riedler
Assistant Director

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  RE:    ASPEN INSURANCE HOLDINGS LIMITED
                         REGISTRATION STATEMENT ON FORM F-4,
                         FILED JANUARY 13, 2005
                         REGISTRATION NO. 333-122018

Dear Mr. Riedler:

                  On behalf of Aspen Insurance Holdings Limited (the "Company"), we would like to respond to the Comment No. 1 of the Staff of the Division of
Corporation Finance of the Commission, set forth in your letter dated January
24, 2005 to the Company, with respect to the above-referenced Registration
Statement (the "Registration Statement").

                  For your convenience, we set forth in bold typeface the
relevant portions of Comment No. 1 from your letter and include the Company's response below such comment.

                             ----------------------

     1.   IT APPEARS YOU ARE REGISTERING THE EXCHANGE NOTES IN RELIANCE ON THE
          STAFF'S POSITION SET FORTH IN EXXON CAPITAL HOLDINGS CORPORATION (MAY
          13, 1988), MORGAN STANLEY & CO. INCORPORATED (JUNE 5, 1991), AND
          SHERMAN & STERLING (JULY 2, 1993). ACCORDINGLY, PLEASE PROVIDE US WITH
          A SUPPLEMENTAL LETTER CONTAINING THE STATEMENTS AND REPRESENTATIONS
          THAT ARE SET FORTH IN THOSE LETTERS.

     The Company submitted as correspondence through the EDGAR system on January
     18, 2005 a supplemental letter which contains the statements and the representations referred to in Exxon Capital Holdings Corporation (May 13,
     1988), Morgan Stanley & Co. Incorporated (June 5, 1991), and Sherman &
     Sterling (July 2, 1993). A copy of such supplemental letter relating to the
     Registration Statement is attached hereto for your reference.

                             ----------------------

                  Thank you for your consideration. If you have any further
questions or comments, please contact me at (011-44) 207-459-5125 or
Michael Groll at (212) 424-8616.

                                                Sincerely,

                                                /s/ Joseph Ferraro

                                                Joseph Ferraro

cc:      Albert Lee
         United States Securities and Exchange Commission

         Julian Cusack
         David Curtin
         Aspen Insurance Holdings Limited

         Michael Groll
         LeBoeuf, Lamb, Greene & MacRae, L.L.P.